Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-137902

Information Supplement to

Pricing Supplement No. 235 dated November 7, 2007,

the Prospectus Supplement dated November 13, 2006

and the Prospectus dated October 10, 2006

$250,000,000

ELEMENTSSM—“Dogs of the Dow”

Linked to the

Dow Jones High Yield Select 10 Total Return IndexSM

due November 14, 2022

The ELEMENTSSM—“Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022 (the “Securities”) do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch based on the performance of the Dow Jones High Yield Select 10 Total Return Index less an investor fee. The principal terms of the Securities are as follows:

Issuer: Deutsche Bank AG, London Branch (“Deutsche Bank”).

CUSIP Number: 25153Q 65 8

Underlying Index: The Securities follow the same general concept as the “Dogs of the Dow” investment strategy, and the return on the Securities is linked to the performance of the Dow Jones High Yield Select 10 Total Return Index (the “Index”). The Index is comprised of the ten stocks in the Dow Jones Industrial AverageSM with the highest indicated annual dividend yield and is reweighted and reconstituted each December. The Index is published on Bloomberg under the symbol “MUTR <Index>”.

Payment at Maturity: If your Securities have not previously been repurchased by Deutsche Bank at your election, at maturity you will receive a cash payment equal to the principal amount of your Securities times the index factor on the final valuation date times the fee factor on the final valuation date.

Secondary Market: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the ticker symbol “DOD”. If an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Repurchase of the Securities: Subject to the requirements described below, you may offer $2,500,000 stated principal amount (250,000 Securities) or more of your Securities to Deutsche Bank for repurchase during the term of the Securities on a repurchase date beginning on November 21, 2007. If you elect to offer your Securities for repurchase, and the requirements for acceptance by Deutsche Bank are met, you will receive a cash payment in an amount equal to the daily repurchase value, which is the principal amount of your Securities to be repurchased times the index factor on the applicable valuation date times the fee factor on the applicable valuation date.

Repurchase Mechanics: You may offer your Securities to Deutsche Bank for repurchase during the term of the Securities beginning on November 21, 2007. To offer your Securities for repurchase on a repurchase date, you and your broker must deliver an irrevocable offer for repurchase to Deutsche Bank Securities Inc. (“DBSI”) no later than 4:00 p.m., New York City time, on the business day immediately preceding the applicable valuation date and follow the procedures set forth under “Specific Terms of the Securities—Repurchase Procedures.” If you fail to comply with these procedures, your offer will be deemed ineffective and Deutsche Bank will not be obligated to repurchase your Securities. Also, unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 28, 2022.

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Nuveen Investments	Merrill Lynch & Co.

As Agents for

Deutsche Bank AG, London Branch

Information Supplement dated December 17, 2007

ELEMENTSSM and	are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(continued from previous page)

Valuation Date: Valuation date means each trading day from November 16, 2007 to October 25, 2022 inclusive and November 7, 2022. We refer to November 7, 2022, as the “final valuation date.” If there is a market disruption event occurring on a valuation date, such valuation date, including the final valuation date, may be postponed as provided herein.

Repurchase Date: A repurchase date is the third business day following a valuation date. Unless the scheduled repurchase date is postponed due to a market disruption event as described herein, the final day on which Deutsche Bank will repurchase your Securities will be October 28, 2022.

Inception Date: November 7, 2007.

Initial Settlement Date: November 14, 2007.

Index Factor: The index factor on any given day, other than the final valuation date, will be equal to the closing level of the Index on that day divided by the initial index level. The index factor on the final valuation date will equal the average of the closing levels of the Index for the five trading days prior to and including the final valuation date divided by the initial index level. The initial index level is the closing level of the Index on the inception date and is equal to 121.33.

Fee Factor: The fee factor is equal to one minus the product of (i) the annual investor fee and (ii) the number of days elapsed from the inception date to and including the applicable valuation date divided by 365. The annual investor fee is equal to 0.75%.

Because the investor fee reduces the amount of your return at maturity or upon repurchase by Deutsche Bank, the level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to your Securities in order for you to receive at least the principal amount of your investment at maturity or upon repurchase. If the level of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon repurchase by Deutsche Bank.

Trading Day: A trading day is a day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, NYSE Arca, the Nasdaq Stock Market and the American Stock Exchange and (iii) trading is generally conducted on the markets on which the stocks underlying the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Business Day: A business day is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, England generally are authorized or obligated by law, regulation or executive order to close.

You may lose some or all of your principal if you invest in the Securities. See “Risk Factors” beginning on page PS-9 of the attached pricing supplement for risks relating to an investment in the Securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this information supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, the attached pricing supplement and this information supplement if you so request by calling toll-free 1-877-ETN-ADVICE (1-877-386-2384).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this information supplement is truthful or complete. Any representation to the contrary is a criminal offense.

In this information supplement, “we,” “us” and “our” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This Information Supplement to the Prospectus dated October 10, 2006, the Prospectus Supplement dated November 13, 2006 and Pricing Supplement No. 235 dated November 7, 2007 updates and supplements the information contained in the Prospectus, the Prospectus Supplement and the Pricing Supplement and should be read in conjunction with the Prospectus, the Prospectus Supplement and the Pricing Supplement. Capitalized terms used in this Information Supplement but not defined have the meanings given to them in the Prospectus, the Prospectus Supplement and the Pricing Supplement.

Supplemental United States Federal Income Tax Considerations

The following paragraph supplements, and to the extent inconsistent therewith, replaces, the discussions of the U.S. federal income tax consequences of owning the Securities set out below in the attached pricing supplement under “What Are the Tax Consequences of an Investment in the Securities” and “Certain U.S. Federal Income Tax Consequences,” or under a similar heading in any related free writing prospectus:

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the Securities to accrue income over the term of their investment (including, as one possibility, by “marking to market” the Securities, meaning, very generally, treating them as if sold for their fair market value at the end of each tax year). It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis. Both U.S. and non-U.S. persons considering an investment in the Securities should consult their tax advisers regarding the notice and its potential implications for an investment in the Securities. We continue to believe that, under current law, if the Securities are treated as “prepaid financial contracts,” the consequences of such treatment should be as stated in this pricing supplement and any related free writing prospectus.

$250,000,000

ELEMENTSSM—“Dogs of the Dow”

Linked to the Dow Jones High Yield Select 10 Total Return IndexSM

due November 14, 2022

Information supplement

December 17, 2007

Nuveen Investments	Merrill Lynch & Co.

As Agents for

Deutsche Bank AG, London Branch

ELEMENTSSM and   are service marks of Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP Number: 25153Q 65 8